                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 3)*

                    Under the Securities Exchange Act of 1934

                                GB Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    36150A109
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 21, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 36150A109

1              NAME OF REPORTING PERSON
                             Carl C. Icahn

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3              SEC USE ONLY

4              SOURCE OF FUNDS
                             Not applicable

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                     /X/

6              CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7              SOLE VOTING POWER

8               SHARED VOTING POWER
                                    7,748,744

9              SOLE DISPOSITIVE POWER

10             SHARED DISPOSITIVE POWER
                                    7,748,744

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    7,748,744

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  / /

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     77.49%

14             TYPE OF REPORTING PERSON*
                                       IN

                                  SCHEDULE 13D

CUSIP No. 36150A109

1              NAME OF REPORTING PERSON
                             AREP Sands Holding LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3              SEC USE ONLY

2              SOURCE OF FUNDS
                    AF

3              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                     / /

4              CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5              SOLE VOTING POWER
                    7,748,744

6              SHARED VOTING POWER

7              SOLE DISPOSITIVE POWER
                    7,748,744

8              SHARED DISPOSITIVE POWER

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,748,744

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                      / /

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    77.49%

12             TYPE OF REPORTING PERSON*
                    OO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1              NAME OF REPORTING PERSON
                             American Real Estate Holdings L.P.

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

13             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
14             SEC USE ONLY

4              SOURCE OF FUNDS
                    OO

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                    / /

6              CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7              SOLE VOTING POWER


8.             SHARED VOTING POWER
                    7,748,744

9              SOLE DISPOSITIVE POWER

10             SHARED DISPOSITIVE POWER
                    7,748,744

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,748,744

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  / /

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    77.49%

14             TYPE OF REPORTING PERSON*
               PN

                                  SCHEDULE 13D

CUSIP No. 36150A109

1              NAME OF REPORTING PERSON
                             American Real Estate Partners, L.P.

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3              SEC USE ONLY

4              SOURCE OF FUNDS
                    OO

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                            / /

6              CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7              SOLE VOTING POWER

8              SHARED VOTING POWER
                    7,748,744

9              SOLE DISPOSITIVE POWER

10             SHARED DISPOSITIVE POWER
                    7,748,744

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,748,744

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                          / /

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    77.49%

14             TYPE OF REPORTING PERSON*
               PN

                                  SCHEDULE 13D

CUSIP No. 36150A109

1              NAME OF REPORTING PERSON
                             American Property Investors, Inc.

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3              SEC USE ONLY

4              SOURCE OF FUNDS
                    OO

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                    / /

6              CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7              SOLE VOTING POWER

8              SHARED VOTING POWER
                    7,748,744

9              SOLE DISPOSITIVE POWER

10             SHARED DISPOSITIVE POWER
                    7,748,744

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,748,744

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  / /

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    77.49%

14             TYPE OF REPORTING PERSON*
               CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1              NAME OF REPORTING PERSON
                             Beckton Corp.

               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3              SEC USE ONLY

4              SOURCE OF FUNDS
                    OO

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                    / /

6              CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7              SOLE VOTING POWER

8              SHARED VOTING POWER
                    7,748,744

9              SOLE DISPOSITIVE POWER

10             SHARED DISPOSITIVE POWER
                    7,748,744

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,748,744

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  / /

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    77.49%

14             TYPE OF REPORTING PERSON*
               CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1              NAME OF REPORTING PERSON
                    Cyprus, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

3              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (b) / /
                                                                         (b) / /
3              SEC USE ONLY

15             SOURCE OF FUNDS
                    OO

16             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                    / /

17             CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

18             SOLE VOTING POWER
                    0

19             SHARED VOTING POWER

20             SOLE DISPOSITIVE POWER
                    0

21             SHARED DISPOSITIVE POWER

22             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

23             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  / /

24             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.0%

25             TYPE OF REPORTING PERSON*
                    CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1              NAME OF REPORTING PERSON
                             Starfire Holding Corporation

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
4              SEC USE ONLY

5              SOURCE OF FUNDS
                             Not applicable

6              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                    / /

7              CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

8              SOLE VOTING POWER

9              SHARED VOTING POWER
                    0

10             SOLE DISPOSITIVE POWER

11             SHARED DISPOSITIVE POWER
                    0

12             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

13             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  / /

14             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.0%

15             TYPE OF REPORTING PERSON*
                    CO

                                  SCHEDULE 13D

CUSIP No. 36150A109

1              NAME OF REPORTING PERSON
                    Barberry Corp.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3              SEC USE ONLY

4              SOURCE OF FUNDS
                    Not applicable

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                     / /

6              CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7              SOLE VOTING POWER

8              SHARED VOTING POWER
                    0

9              SOLE DISPOSITIVE POWER

10             SHARED DISPOSITIVE POWER
                    0

11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0

12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                  / /

13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.0%

14             TYPE OF REPORTING PERSON*
                    CO

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D, which was filed with the Commission on February 13, 2001 ("the Initial 13D") and amended pursuant to Amendment No. 1 to Scheduled 13D filed with the Commission on August 23, 2001 and Amendment No. 2 to Scheduled 13D filed with the Commission on January 16, 2004, relates to common stock, par value $.01 per share ("Shares"), of GB Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is c/o Sands Hotel and Casino, Indiana Avenue and Brighton Park, Atlantic City, New Jersey 08401.

Item 2. Identity and Background

In addition to the Reporting Persons identified in the Initial 13D, as amended, this statement is being filed by AREP Sands Holding LLC, a Delaware limited liability company ("AREP Sands") having 100 South Bedford Road, Mt. Kisco, New York 10549 as its principal business address. The sole member of AREP Sands is AREH. AREP Sands is principally engaged in the business of investing in and holding securities of the Issuer and Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation ("Atlantic Holdings").

The description of Carl C. Icahn's principal occupation as set forth in the Initial 13D, as amended, is hereby amended and restated as follows:

Carl C. Icahn's present principal occupation or employment is (i) indirectly directing and managing the investments of Icahn Partners LP, a Delaware limited partnership, and Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership, and (ii) acting as President and a director of Starfire, and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of AREP Sands is set forth in Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D, as amended, is hereby amended by the addition of the following:

As more fully described in Item 4 hereof, AREP and Cyprus entered into the Agreement (as such term is defined in Item 4) with respect to the transactions contemplated thereby. The consideration for the transactions to be consummated pursuant to the Agreement will consist of depositary units of AREP ("Depositary Units"), as more fully described in the Agreement.

As a result of the transactions to be consummated in connection with the Agreement, each of Cyprus, Barberry and Starfire will cease to have any beneficial interest in the Shares and thus are no longer Reporting Persons.

A copy of the Agreement is filed herewith as Exhibit 1 and incorporated herein by reference, and the descriptions herein of the Agreement are qualified in their entirety by reference to the Agreement.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D, as amended, is hereby amended by the addition of the following:

On January 21, 2005, AREP and Cyprus entered into a Purchase Agreement (the "Agreement"), pursuant to which (i) Cyprus agreed to sell to AREP 4,121,033 Shares (the "Purchased GB Shares") and warrants

(the "Purchased Warrants") to purchase 1,133,284 shares of common stock of Atlantic Holdings, in consideration for which (ii) AREP agreed to issue 413,793 Depositary Units to Cyprus. In addition, following the end of fiscal year 2006 of AREP, provided that certain conditions are met, Cyprus will have the right to receive up to an additional 206,897 Depositary Units.

In connection with the transactions contemplated by the Agreement: (i) AREP will contribute to AREH the Purchased Warrants; and (ii) AREH will contribute to AREP Sands (a) 7,748,744 Shares (including the Purchased GB Shares), (b) warrants to purchase 2,130,904 shares of common stock of Atlantic Holdings (including the Purchased Warrants), and (c) $26,914,500 principal amount of 3% promissory notes of Atlantic Holdings (which are convertible into an aggregate of 1,773,907 shares of common stock of Atlantic Holdings).

As a result of the transactions to be consummated in connection with the Agreement, each of Cyprus, Barberry and Starfire will cease to have any beneficial interest in the Shares and thus are no longer Reporting Persons.

A copy of the Agreement is filed herewith as Exhibit 1 and incorporated herein by reference, and the descriptions herein of the Agreement are qualified in their entirety by reference to the Agreement.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:

         (a) As of the close of business on January 21, 2005, and after taking the transactions contemplated by the Agreement into account, Reporting Persons beneficially owned in the aggregate 7,748,744 Shares constituting approximately 77.49% of the outstanding Shares (based upon the 10,000,000 Shares stated to be outstanding as of November 9, 2004 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on November 23, 2004).

                  AREP Sands has sole voting power and sole dispositive power with respect to 7,748,744 Shares, representing approximately 77.49% of the Issuer's outstanding common stock. AREH may, by virtue of its membership interest in AREP Sands, be deemed to own beneficially the 7,748,744 Shares as to which AREP Sands may be deemed to possess direct beneficial ownership. AREH disclaims beneficial ownership of such Shares for all other purposes. Each of AREP and American Property may, by virtue of their respective partnership positions with AREH, be deemed to own beneficially the 7,748,744 Shares as to which AREH may be deemed to possess direct beneficial ownership. Each of AREP and American Property disclaims beneficial ownership of such Shares for all other purposes. Beckton may, by virtue of its ownership of American Property, be deemed to own beneficially the 7,748,744 Shares as to which AREH may be deemed to possess direct beneficial ownership. Beckton disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn may, by virtue of his ownership of and/or positions with AREP, AREH, American Property and Beckton, be deemed to own beneficially the 7,748,744 Shares as to which AREP Sands may be deemed to possess direct beneficial ownership. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

                  As a result of the transactions to be consummated in connection with the Agreement, each of Cyprus, Barberry and Starfire will cease to have any beneficial interest in the Shares and thus are no longer Reporting Persons.

         (b) AREP Sands may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,748,744 Shares. Each of AREP, American Property, Beckton and AREH may, by virtue of its partnership interest in or indirect ownership of AREP Sands, be deemed to share with AREP Sands the power to vote or direct the vote and to dispose or to direct the disposition of the 7,748,744 Shares as to which AREP Sands possesses direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of Beckton be deemed to share with AREP Sands the power to vote or to direct the vote and to dispose or to direct the disposition of the 7,748,744 Shares as to which AREP Sands possesses direct beneficial ownership.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial 13D, as amended, is hereby amended by the addition of the following:

Reference is made to the Agreement referred to in Items 3 and 4 and the descriptions thereof set forth in such Items. The Agreement is filed herewith as
Exhibit 1 and incorporated herein by reference, and the descriptions herein of the Agreement are qualified in their entirety by reference to the Agreement.

Item 7.  Material to Be Filed as Exhibits

 Exhibit 1. Purchase Agreement dated as of January 21, 2005, by and among AREP and Cyprus (incorporated herein by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by AREP with the SEC on January 26, 2004).

                                   SIGNATURES

               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of GB Holdings, Inc., a Delaware corporation, is true, complete and correct.

Dated: January 31, 2005.

                                   /s/ Carl C. Icahn
                                   ----------------------
                                   Carl C. Icahn, Individually

                                   CYPRUS, LLC

                                       By:      BARBERRY CORP.
                                       Title:   Managing Member

                                                /s/ Edward E. Mattner
                                                ----------------------
                                                By:     Edward E. Mattner
                                                Title:  Authorized Signatory


                                   STARFIRE HOLDING CORPORATION

                                   /s/ Jon Weber
                                   By:            Jon Weber
                                   Title:         Authorized Signatory

                                   BARBERRY CORP.

                                   /s/ Edward E. Mattner
                                   ----------------------
                                   By:            Edward E. Mattner
                                   Title:         Authorized Signatory

                             AREP SANDS HOLDING LLC

                                   /s/ Martin Hirsch
                                   ----------------------------
                                   By:            Martin Hirsch
                                   Title:         Vice President


                              AMERICAN REAL ESTATE HOLDINGS L.P.

                                              By:  American Property Investors,
                                              Inc., its general partner

                                                 /s/ Martin Hirsch
                                              ---------------------------------
                                              By:       Martin Hirsch
                                              Title:    Executive Vice President


             [signature page to Amendment No. 3 to GBH Schedule 13D]

                             AMERICAN REAL ESTATE PARTNERS L.P.

                                            By:  American Property Investors,
                                            Inc., its general partner

                                            /s/ Martin Hirsch
                                            -----------------------------------
                                            By:      Martin Hirsch
                                            Title:   Executive Vice President

                             AMERICAN PROPERTY INVESTORS, INC.

                                            /s/ Martin Hirsch
                                            -----------------------------------
                                            By:      Martin Hirsch
                                            Title:   Executive Vice President

                             BECKTON CORP.

                                         /s/ Edward E. Mattner
                                         ----------------------
                                         By:      Edward E. Mattner
                                         Title:   Authorized Signatory

             [signature page to Amendment No. 3 to GBH Schedule 13D]

                                   SCHEDULE A

                 DIRECTORS AND EXECUTIVE OFFICERS OF AREP SANDS

               Name, Business Address and Principal Occupation of Each Executive Officer and Director of AREP Sands.

               The following sets forth the name, position, and principal occupation of each director and executive officer of AREP Sands. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each such director and executive officer is 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any shares of the Issuer.

NAME                                        TITLE
--------                                    --------
Keith Meister                President and Secretary
Martin Hirsch                Vice President and Treasurer
John Saldarelli*             Vice President

*Business address is 100 S. Bedford Road, Mt. Kisco, New York 10549.